TECHDYNE, INC.


                      Supplement Dated July 13, 1998


     On July 8, 1998, the Board of Directors of the Company extended the exercise period of the Redeemable Common Stock Purchase Warrants exer-cisable at $5.00 per share of Common Stock ("Warrants") for a period of six months from September 12, 1998 to March 12, 1999. All references in the Prospectus dated December 11, 1996 ("Prospectus") concerning the exercise period of the Warrants are modified to March 12, 1999.

     Use of Proceeds is also being modified on pages 5 and 11 of the Prospectus to indicate that assuming significant proceeds are realized by the Company from Warrant exercises, a substantial portion of those proceeds could be used toward acquisition of companies in related op-erations of the Company to expand its customer base, manufacturing services, geographic presence, as well as allow the Company to syner-gistically cross market its products and services. Certain of the proceeds may also be allocated to the Company's Visual Manufacturing software program currently used for upgrading operations and ad-dressing the "Year 2000" issue.

     The Company originally issued 1,000,000 Warrants in its 1995 offering of Common Stock and Warrants through the underwriter, Joseph Dillon & Company, Inc. ("Dillon"), which firm is also a selling security holder. See page 30 of the Prospectus. There are presently 959,152 Warrants outstanding and trading on the Nasdaq National Market. Gross proceeds, assuming full exercise of the Warrants, would be approx-imately $4,800,000 less costs which include a 5% fee of the proceeds from any Warrant exercise to Dillon based on certain conditions. See "Plan of Distribution," page 34 of the Prospectus. The net proceeds to the Company, assuming exercise of all the Warrants, would be approx-imately $4,530,000.

     The closing prices of the Common Stock and the Warrants on July 10, 1998 as reported by Nasdaq were $4.63 and $.81, respectively. There is no assurance as to the extent of any exercise of the Warrants, partic-ularly in view of the current market price of the Common Stock being less than the Warrant exercise price. Therefore, there can be no assurance that the Company will realize any proceeds.